VOZROZHDENIE BANK

File № 82-4257

2009 FEB -4 A 7:19

Bank Vozrozhdenie
7/4 Luchnikov Per., Bldg. 1, Moscow, GSP, 101990,
Russia
Tel. +7 (495) 777-0888, Fax +7 (495) 620-1999
vbank@co.voz.ru / www.vbank.ru

[redacted]

26.11.08
1108/18898

09045268

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

PROCESSED
FEB 1 0 2009
THOMSON REUTERS

Re: Exemption № 82-4257

The message

In connection with V.Bank exemption, pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with our ongoing requirements under Rule 12g3-2(b)(1)(iii), Bank Vozrozhdenie forward to you Statement of material facts.

Sincerely,

Alexander V. Dolgopolov
Deputy Chairman of the Board

2/9

New Management Board member election

November 21, 2008

Decision of the Board of Directors (Supervisory Council) on foundation of a single and / or collective executive body. / Decision of the Board of Directors on electing a new member of the Management Board

1. General Data

1.1. Full corporate name of the issuer	Bank Vozrozhdenie
1.2. Abbreviated corporate name of the issuer	Bank Vozrozhdenie
1.3. Location of the issuer	7/4 Luchnikov pereulok, bldg. 1, Moscow, 101000, Russia
1.4. State Registration number of the Issuer:	1027700540680
1.5. Identification tax number of the issuer:	5000001042
1.6. Unique code of the issuer, assigned by the registration body:	1439
1.7. Internet site used by the Issuer for publishing messages:	www.vbank.ru

2. Content of the Message

1. Date of the meeting of the Board of Directors where the relevant decision was made.
November 21, 2008
2. Date and number of the Minutes of Contents of the meeting of the Board of Directors where the relevant decision was made;
November 21, 2008 Minutes №4.
3. Decision made by the Board of Directors (Supervisory Council).
To elect Mr. Sergei Malinin, Director of Corporate Department of the Bank, as a member of the Management Board of Bank Vozrozhdenie.
4. Share in authorized capital owned by the person.
The person has no such share
Portion of ordinary shares owned by the person.
The person has no such shares
5. Information about participation of the person in the authorized capital of subsidiaries and affiliates and about portion of shares of such subsidiaries and affiliates are joint-stock companies owned by the person if such subsidiaries and affiliates are joint-stock companies.
The person has no such shares or participations
6. Portion of ordinary shares and / or its subsidiaries and affiliates that the person can acquire as a result of its rights under the option granted and / or its subsidiaries and affiliates.
The person has no such shares

3. Signature

3.1. Deputy Chairman of the Management Board Bank Vozrozhdenie (signature) A.V. Dolgopolov

3.2. November 21, 2008 Stamp

END